

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 15, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of American Century ETF Trust, under the Exchange Act of 1934:

- Avantis® Responsible International Equity ETF

- Avantis® Responsible U.S. Equity ETF

Sincerely,

